November 13, 2024

Shy Datika
Chief Executive Officer
INX Limited
57/63 Line Wall Road
Gibraltar, GX11 1AA

       Re: INX Limited
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Form 6-K filed November 15, 2022
           Form 6-K filed August 15, 2023
           Response dated September 20, 2024
           File No. 000-56429
Dear Shy Datika:

        We have reviewed your September 20, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
26, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
General

1.     Please confirm your understanding in writing that:
           Our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in. Completing our review of the filings does not foreclose the
Commission from
           taking any action or advancing any position with respect to the filing, the
           company, or the company   s practices.
 November 13, 2024
Page 2

        Please contact Mark Brunhofer at 202-551-3638 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Mark Selinger